UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice of Annual and Special Shareholder Meeting; Report re: Transaction with Controlling Shareholder

On October 13, 2016, Gazit-Globe Ltd. (referred to herein as Gazit or the Company), filed with the Tel Aviv Stock Exchange (or the TASE) and Israeli Securities Authority (or the ISA) a notice convening an annual and extraordinary general meeting of the shareholders of the Company, which will be take place on Monday, November 21, 2016 at 12 noon at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel.

Gazit further filed with the TASE and the ISA a transaction report, pursuant to the Israeli Securities Regulations (Transaction between a Company and its Controlling Shareholder), 2001 and pursuant to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, for the approval of a transaction with Gazit’s controlling shareholder, which transaction is described in Section 1.7 of the shareholder meeting notice.

The shareholder meeting notice is attached hereto as Exhibit 99.1, including the documents serving as Appendices A, B and C thereto.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: October 19, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1

Notice dated October 13, 2016 of Gazit-Globe Ltd. annual and extraordinary general meeting of shareholders scheduled to take place on November 21, 2016 , as published on October 13, 2016 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English translation of Hebrew original

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